UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ISOTIS, S.A.
(Name of Issuer)
COMMON SHARES, REPRESENTING NOMINAL VALUE OF CHF 1 EACH
(Title of Class of Securities)
COMMON SHARES - ISIN CH0012572522
(CUSIP Number)
Pieter Wolters
President and Chief Executive Officer
2 Goodyear, Suite B
Irvine, California 92618
(949) 595-8710
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	ISIN CH0012572522

1	NAMES OF REPORTING PERSONS: ISOTIS, INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE, UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		64,180,460(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		64,180,460(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

64,180,460(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

90.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Represents shares beneficially owned as of February 14, 2007. See Item 3 below.
(2) Based on the outstanding number of shares of the Issuer as of February 14, 2007.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common shares with a nominal value of CHF 1 each (“Common Shares”) of IsoTis S.A., a Swiss company (the “Issuer”).

The principal executive offices of the Issuer are located at 2 Goodyear, Suite B, Irvine, California 92618.

Item 2.	Identity and Background

	2.1	IsoTis, Inc., a Delaware corporation

	(a)-(c)	The name of the person filing this Schedule 13D is IsoTis, Inc., a Delaware corporation (and the officers, directors and control persons of the IsoTis, Inc. are listed on Schedule 1 attached hereto), hereinafter sometimes referred to as the “Reporting Person”.

The principal business address of the Reporting Person is 2 Goodyear, Suite B,
Irvine, California 92618.

	(d)-(e)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Schedule 13D is filed by IsoTis, Inc., a Delaware corporation, and relates to a public exchange offer by IsoTis, Inc., initiated on December 15, 2006, to all holders of issued and outstanding registered Common Shares of the Issuer (the “Exchange Offer”) whereby the shareholders of the Issuer were offered a consideration of one (1) share of common stock, par value $0.0001 per share, of IsoTis, Inc. (“IsoTis Inc. Common Stock”) in exchange for ten (10) Common Shares tendered under the terms and conditions of the Exchange Offer. The initial settlement date for the Exchange Offer was January 26, 2007, at which time an aggregate of 53,317,782 shares of IsoTis Inc. Common Stock (plus cash in exchange for fractional shares) were issued in exchange for 533,177,820 Common Shares tendered, representing approximately 75% of the total Common Shares outstanding. Pursuant to Swiss law, after the Exchange Offer was declared unconditional on January 25, 2007, an additional acceptance period for the Exchange Offer commenced and continued for a period of 10 business days. The settlement date for the additional acceptance period was February 14, 2007. On the additional settlement date, the Reporting Person acquired an additional 11,001,791 Common Shares in exchange for an additional 1,100,159 shares of IsoTis Inc. Common Stock (plus cash in exchange for fractional shares). In the aggregate, IsoTis, Inc. acquire 64,180,460 Common Shares, representing approximately 90.5% of the total common shares outstanding.

Item 4.	Purpose of Transaction

The purpose of the Exchange Offer was to reorganize the Issuer as IsoTis, Inc. with its shares listed on the NASDAQ Global Market and to cause existing shareholders of the issuer to receive shares of IsoTis, Inc. Currently, IsoTis, Inc. owns 90.5% of the Common Shares. IsoTis, Inc. has applied to have the Common Shares delisted from the Toronto Stock Exchange and Euronext Amsterdam. IsoTis, Inc. intends to effect a back-end merger under Swiss law to acquire the remaining 9.5% of the outstanding Common Shares. Following the consummation of the back-end merger, IsoTis, Inc. intends to also delist the Common Shares from the SWX Swiss Exchange and to terminate the registration of Common Shares under Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.	Interest in Securities of the Issuer

	(a)	See Rows 11 and 13 of the Cover Pages.

	(b)	See Rows 7 through 10 of the Cover Pages. The Reporting Person has sole voting and dispositive power of the Common Shares reported by it in Item 5(a).

	(c)	As described in Items 3-4 of this Schedule 13D, the Reporting Person and the
Issuer participated in the Exchange Offer.

	(d)	To the best knowledge of the Reporting Person, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Common Shares reported in Item 5(a).

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3-4.

Item 7.	Material to Be Filed as Exhibits

Exhibit
Number	Description
1	Not Applicable
2.1	Dutch/Canadian Offer Memorandum, dated December 14, 2006 (Incorporated by reference as Exhibit 99.2 to the Issuer’s Form 6-K filed on December 15, 2006)
2.2	Swiss Offer Memorandum dated December 14, 2006 (Incorporated by reference as Exhibit 99.3 to the Issuer’s Form 6-K filed on December 15, 2006)
3	Not Applicable

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ISOTIS, INC. a Delaware corporation
Date: February 15, 2007	By:	/s/ Robert J. Morocco
Robert J. Morocco
Chief Financial Officer, Senior Vice President, Treasurer and Secretary

SCHEDULE 1
Directors and Executive Officers of the Reporting Person
     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of the Reporting Persons is set forth below. With the exception of Pieter J. Wolters, who is a citizen of Switzerland, each person listed in Schedule I hereto is a citizen of the United States. The business address of each executive officer and director is IsoTis, Inc., 2 Goodyear, Suite B, Irvine, California 92618.

Name	Position
Pieter Wolters	President, Chief Executive Officer and Director

Robert J. Morocco	Chief Financial Officer, Senior Vice President, Secretary and Treasurer

Alan Donze	Senior Vice President, Sales

Gene B. Reu	Senior Vice President, Operations

John F. Kay, Ph.D.	Chief Scientific Officer

Kathryn Liljestrand	Vice President Marketing

James W. Poser	Senior Vice President, Research and Development, Chief Technology Officer

Karon Morell	Vice President Regulation and Quality

James Trotman, M.D.	Chairman of the Board

Barbara Boyan, Ph.D.	Director

Aart Brouwer	Director

Darrell Elliott	Director

David N. Gill	Director

James Hart	Director

Daniel Kollin	Director